FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Press release dated September 26, 2003 titled, “Grupo Santander to Launch Cash Bid for 16% of CEPSA.”

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ITEM 1

GRUPO SANTANDER TO LAUNCH CASH BID FOR
16% OF CEPSA

-	The Bank wishes to consolidate its position as one of the reference shareholders of CEPSA, increasing its stake to 35.9%

Madrid, September 26th, 2003 – Banco Santander Central Hispano has applied for authorization from the National Securities Market Commission to launch a bid for 16% of the share capital of CEPSA at a price of 28 euros per share, payable in cash.

The bid takes place in view of the fact that existing agreements between the Bank and Total SA governing their respective interests in CEPSA have been declared inoperative, by virtue of the third temporary disposition of Law 26/2003. In the light of this new situation, the Bank has taken the decision to increase its shareholding.

The Bank has a stake of 19.9% in CEPSA, through Somaen Dos SL. This company, which in all owns 33.23% of CEPSA, is 59.95% owned by the Bank, 25.0048% by Total and 15.04% by Unión Fenosa. This distribution of ownership of Somaen Dos means that TotalFinaElf has an indirect interest of 8.31% of CEPSA, in addition to another 36.97%, and Unión Fenosa 5%.

Given this capital structure, the share offer for 16% of CEPSA represents a high proportion of the minority shareholdings. As a result of the offer, which is not subject to any condition, the Bank will have a 35.9% interest in CEPSA should it be 100% taken up.

The Bank has taken special account of the good business prospects of the company, the fact that CEPSA shares trade at a discount to other comparable companies, and expectations of an increased dividend remuneration. The Bank as a result aims to consolidate its position as a reference shareholder of CEPSA and benefit from its excellent business performance.

Comunicación Externa. Plaza de Canalejas, 1 - 28014 - MADRID. Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: October 1, 2003	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President